DR. AMIEE CHAN, CEO OF NORSAT, NAMED INFLUENTIAL WOMEN IN BUSINESS AWARD HONOREE

Vancouver, British Columbia – February 14, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that its President and CEO, Dr. Amiee Chan, has been selected as one of the five honourees by Business in Vancouver to receive this year’s Influential Women in Business Award. The Influential Women in Business Awards recognize women in business in British Columbia. The honourees are selected based on their outstanding achievements in business, contribution to their industry, and influence in the local business community.

Dr. Amiee Chan, President and CEO, Norsat International Inc. stated, “I am honoured to have been selected by the panel of judges for this prestigious award. This recognition would not have been possible without the support of the dedicated and talented employees at Norsat.”

Tickets are on sale for the 12th Annual Influential Women in Business Awards Luncheon on March 2, 2011 in Vancouver. For additional information, go to: http://www.biv.com/iwib/index.asp.

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is now a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further investor information, contact:

Dr. Amiee Chan

            Mr. Arthur Chin

President & CEO

            Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

Email: adam@wolfeaxelrod.com